John Hancock Life Insurance Company (U.S.A.) A Stock Company

FIXED ACCOUNT TRANSFER ENDORSEMENT

This endorsement is included and made part of the policy to which it is attached. It takes effect at the same time as your policy. However, for a policy already in effect, this endorsement takes effect on the date it is added to the policy.

Pursuant to this endorsement, the determination of the maximum amount you can transfer out of the Fixed Account in any one Policy Year is expanded to include the following additional option:

the amount transferred out of the Fixed Account during the previous Policy Year,

when such option is greater than both the Fixed Account Maximum Transfer Percentage multiplied by the value in the Fixed Account at the date specified in the policy, and, the Fixed Account Maximum Transfer Amount.

All other terms and conditions remain the same.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

President

09FATE